Exhibit 99.2

Holiday Inn Manhattan 6th

Avenue Chelsea

Combined Financial Report

Years Ended December 31, 2012 and 2011 and

Three Months Ended March 31, 2013 and 2012 (Unaudited)

Includes the accounts of:

MMG-26 LLC

MMG-26 Operator LLC and MMG-26 Mezz LLC

Contents

Independent Auditor’s Report	1 – 2

Financial Statements

Combined Balance Sheets	3

Combined Statements of Operations	4

Combined Statements of Changes in Equity (Deficit)	5

Combined Statements of Cash Flows	6

Notes to Combined Financial Statements	7 – 12

Independent Auditor’s Report

To the Members

MMG-26 LLC

MMG-26 Operator LLC and MMG-26 Mezz LLC

Report on the Combined Financial Statements

We have audited the accompanying combined financial statements of MMG-26 LLC, MMG-26 Operator LLC and MMG-26 Mezz LLC (collectively, Holiday Inn Manhattan 6th Avenue Chelsea, or the Company), which comprise the combined balance sheets as of December 31, 2012 and 2011, and the related combined statements of operations, changes in equity (deficit) and cash flows for the years then ended, and the related notes to the combined financial statements.

Management’s Responsibility for the Combined Financial Statements

Management is responsible for the preparation and fair presentation of these combined financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of combined financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these combined financial statements based on our audits.  We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free from material misstatement.

An audit involves performing procedures to obtain evidence about the amounts and disclosures in the combined financial statements.  The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the combined financial statements, whether due to fraud or error.  In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the combined financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control.  Accordingly, we express no such opinion.  An audit includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the combined financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Holiday Inn Manhattan 6th Avenue Chelsea as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ McGladrey LLP

Chicago, Illinois

April 24, 2014

Holiday Inn Manhattan 6th Avenue Chelsea

Combined Balance Sheets

	March 31,	March 31,	December 31,	December 31,
	2013	2012	2012	2011
	(Unaudited)	(Unaudited)
Assets
Property and equipment, net	$62,112,362	$63,505,443	$62,505,848	$63,771,804
Cash and cash equivalents	1,973,044	2,741,208	1,895,091	1,814,443
Accounts receivable	153,450	169,049	865,552	224,043
Due from related parties	38,077	-	-	-
Prepaid expenses and other assets	347,893	254,249	702,731	559,923
Restricted cash	867,151	618,386	413,402	1,581,817
Deferred costs, net	888,441	1,950,803	1,154,032	379,011

	$66,380,418	$69,239,138	$67,536,656	$68,331,041

Liabilities and Equity (Deficit)
Liabilities
Notes payable	$55,000,000	$55,000,000	$55,000,000	$46,538,547
Mezzanine note payable	15,000,000	15,000,000	15,000,000	-
Accounts payable	633,887	701,619	700,003	257,538
Due to related parties	41,061	42,573	77,745	63,915
Advanced deposits	307,644	292,248	201,300	100,886
Accrued payroll and benefits	69,394	64,095	46,267	28,506
Accrued expenses	249,617	205,199	578,457	240,652
	71,301,603	71,305,734	71,603,772	47,230,044

Equity (Deficit)	(4,921,185)	(2,066,596)	(4,067,116)	21,100,997

	$66,380,418	$69,239,138	$67,536,656	$68,331,041

See Notes to Combined Financial Statements.

Holiday Inn Manhattan 6th Avenue Chelsea

Combined Statements of Operations

	Three Months Ended		Year Ended
	March 31,	March 31,	December 31,	December 31,
	2013	2012	2012	2011
	(Unaudited)	(Unaudited)
Revenue:
Rooms	$2,760,668	$2,677,799	$17,093,613	$16,420,340
Telephone	3,896	3,645	18,302	24,839
Other	99,095	60,861	355,144	292,573
	2,863,659	2,742,305	17,467,059	16,737,752

Operating expenses:
Rooms	652,332	706,517	3,343,385	3,314,955
Telephone	6,608	5,819	26,462	27,849
Administrative and general	222,080	228,640	1,005,125	1,494,622
Marketing	114,970	117,465	644,418	595,299
Utilities	101,099	91,756	335,848	339,798
Repairs and maintenance	83,893	79,126	331,855	308,226
Management fees	85,910	82,266	523,984	503,895
Franchise royalty fees	104,078	81,931	542,708	763,339
Insurance	17,404	17,579	70,539	83,921
Property taxes	328,949	264,619	1,117,481	1,029,368
Other fees	43,417	76,447	179,337	269,126
Depreciation	407,562	401,948	1,618,291	1,602,184
Amortization	83	83	333	333
	2,168,385	2,154,196	9,739,766	10,332,915

Income from operations	695,274	588,109	7,727,293	6,404,837

Other expense:
Interest expense	1,315,506	1,486,240	5,493,071	3,203,140
	1,315,506	1,486,240	5,493,071	3,203,140

Net income (loss) before income tax expense (benefit)	(620,232)	(898,131)	2,234,222	3,201,697

Income tax expense (benefit)	(11,462)	6,424	128,433	234,977

Net income (loss)	$(608,770)	$(904,555)	$2,105,789	$2,966,720

See Notes to Combined Financial Statements.

Holiday Inn Manhattan 6th Avenue Chelsea

Combined Statements of Changes in Equity (Deficit)

Balance, January 1, 2011	$21,633,235

Distributions	(3,498,958)

Net income	2,966,720

Balance, December 31, 2011	21,100,997

Distributions	(27,273,902)

Net income	2,105,789

Balance, December 31, 2012	(4,067,116)

Distributions (Unaudited)	(245,299)

Net loss (Unaudited)	(608,770)

Balance, March 31, 2013 (Unaudited)	$(4,921,185)

See Notes to Combined Financial Statements.

Holiday Inn Manhattan 6th Avenue Chelsea

Combined Statements of Cash Flows

	Three Months Ended		Year Ended
	March 31,	March 31,	December 31,	December 31,
	2013	2012	2012	2011
	(Unaudited)	(Unaudited)
Cash Flows from Operating Activities
Net (loss) income	$(608,770)	$(904,555)	$2,105,789	$2,966,720
Depreciation and amortization	407,645	402,031	1,618,624	1,602,517
Amortization of deferred finance fees	265,508	552,183	1,348,704	250,119
Changes in:
Accounts receivable	712,102	54,995	(641,509)	367,060
Due from related parties	(38,077)	-	-	-
Prepaid expenses and other assets	(303,059)	305,675	(142,809)	(37,067)
Restricted cash	287,834	(191,057)	96,775	32,552
Accounts payable	(66,116)	444,081	442,465	(62,737)
Advanced deposits	106,344	191,362	100,414	(53,409)
Accrued payroll and benefits	23,127	35,589	17,761	6,304
Accrued expenses	(328,840)	(35,453)	337,805	58,219
Net cash provided by operating activities	457,698	854,851	5,284,019	5,130,278

Cash Flows from Investing Activities
Capital expenditures	(14,076)	(135,588)	(352,333)	(170,909)
Restricted cash	(83,686)	1,154,488	1,071,640	(493,605)
Net cash (used in) provided by investing activities	(97,762)	1,018,900	719,307	(664,514)

Cash Flows from Financing Activities
Proceeds from notes payable	-	55,000,000	55,000,000	-
Proceeds from mezzanine note payable	-	15,000,000	15,000,000	-
Payments on notes payable	-	(46,538,547)	(46,538,547)	(612,261)
Advances to (from) related parties	(36,684)	(21,342)	13,830	63,915
Deferred finance fees	-	(2,124,059)	(2,124,059)	-
Members’ distributions	(245,299)	(22,263,038)	(27,273,902)	(3,498,958)
Net cash used in financing activities	(281,983)	(946,986)	(5,922,678)	(4,047,304)

Increase in cash and cash equivalents	77,953	926,765	80,648	418,460

Cash and cash equivalents:
Beginning of period	1,895,091	1,814,443	1,814,443	1,395,983

End of period	$1,973,044	$2,741,208	$1,895,091	$1,814,443

Supplemental Disclosures of Cash Flow Information:
Cash paid for interest	$1,049,996	$928,722	$3,782,699	$2,953,022
Cash paid for income taxes	$20,087	$7,367	$109,604	$221,314

See Notes to Combined Financial Statements.

Holiday Inn Manhattan 6th Avenue Chelsea

Notes to Combined Financial Statements

(Information relating to March 31, 2013 and 2012 and the three months then ended is unaudited)

Note 1.                             Nature of Business and Significant Accounting Policies

MMG-26 LLC (“The Owner”) and MMG-26 Operator LLC (“The Operator”) (collectively “the Holiday Inn Manhattan 6th Avenue Chelsea”, or “the Company”), were formed by MMG Hotel Associates, LLC, (“MMG Hotel”), the sole member of both the Owner and Operator, on February 13, 2007 to acquire, develop, and operate the Holiday Inn Manhattan 6th Avenue Chelsea located in New York, New York (“the Hotel”).  The Hotel opened on June 30, 2008 and is a 226 room hotel with a restaurant, fitness center, and business center.  The Owner owns the Hotel and leases it to the Operator, which operates the Hotel.

On February 15, 2012, as part of the refinancing (Note 6), MMG Hotel contributed its respective interest in the Owner and the Operator to MMG-26 Mezz LLC (“Mezz Borrower”), a wholly owned subsidiary of MMG Hotel.  The only activity of the Mezz Borrower is the mezzanine note payable, which is supported by the activity of the Hotel.

The accompanying combined financial statements are presented on a combined basis as Owner and Operator are under common management and common ownership for all periods presented.  In addition, the combined financial statements include the activity of the Mezz Borrower.

All profits, losses, distributions and contributions are allocated entirely to MMG Hotel.

The Hotel was sold to a third party on June 6, 2013 (Note 11).

Note 2.                             Summary of Significant Accounting Policies

Basis of presentation: The combined financial statements present the financial position, results of operations, and cash flows of the Hotel by combining the accounts of the Owner, the Operator and the Mezz Borrower.  All intercompany accounts and transactions have been eliminated in the combined presentation.

The accompanying combined financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“GAAP”).  All amounts included in the notes to the combined financial statements referring to March 31, 2013 or March 31, 2012, or for the three months then ended, are unaudited.

Use of estimates:  The preparation of combined financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Revenue recognition:  Hotel revenues are recognized when the services are provided and items are sold.  Revenues consist of room sales and other department revenues such as telephone and rental income.

Cash and cash equivalents:  The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.  The Company maintains cash balances at various federally insured financial institutions.  The Company’s credit risk with respect to such balances is all amounts on deposit in excess of federally insured limits.

Restricted cash:  Restricted cash consists of cash held in escrow reserves to be utilized for the payment of future capital improvements and real estate taxes.

Reclassifications:  Certain amounts reflected in the accompanying combined financial statements have been reclassified from those previously presented, in order to conform to the current classifications without affecting the amount of previously reported net income (loss) for the period.

Holiday Inn Manhattan 6th Avenue Chelsea

Notes to Combined Financial Statements

(Information relating to March 31, 2013 and 2012 and the three months then ended is unaudited)

Note 2.                             Summary of Significant Accounting Policies (Continued)

Accounts receivable:  Accounts receivable are comprised of (a) amounts billed but uncollected for room rental and (b) amounts earned but unbilled for the aforementioned services until guests check out of the Hotel.  Receivables are recorded at management’s estimate of the amounts that will ultimately be collected.  On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts, when deemed necessary, based on its history of past write offs, collections and current credit conditions.  No allowance for doubtful accounts was deemed necessary by the Hotel as of December 31, 2012 and 2011 or March 31, 2013 and 2012.

Property, equipment and depreciation:  Investments in property and equipment including land and land improvements, building, furniture, fixtures, and equipment were initially recorded at fair value upon acquisition.  Property and equipment purchased after the hotel acquisition date is recorded at cost.  Replacements and improvements are capitalized, while repairs and maintenance are expensed as incurred.  Upon the sale or retirement of a fixed asset, the cost and related accumulated depreciation will be removed from the Hotel’s accounts and any resulting gain or loss will be included in the statements of operations.

Depreciation is computed using the straight-line method over the estimated useful lives of the assets, 40 years for the building, 20 to 40 years for the building improvements, 20 years for land improvements, and 5 to 10 years for furniture, fixtures, and equipment.

Impairment of long lived assets:  The Company reviews long-lived assets and certain identifiable intangibles with finite lives for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated future cash flows expected to be generated by the asset.  If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset. No impairment of the carrying value of long-lived assets was recognized for the years ended December 31, 2012 and 2011 or for the three months ended March 31, 2013 and 2012.

Assets classified as held for sale are accounted for at the lower of the assets’ fair value less costs to sell or the assets’ carrying amount and depreciation ceases at the time the assets are classified as held for sale.  Upon the sale or retirement of the Hotel, the cost and related accumulated depreciation will be removed from the Company’s accounts and any resulting gain or loss will be included in the statement of operations.

Derivative instruments:  The Company’s derivative instruments consist of interest rate cap agreements.  The Company has valued the interest rate caps and has determined that the value is not significant.

Deferred costs:  Deferred finance fees are bank fees and other costs incurred in obtaining financing that are amortized over the term of the respective loan agreement using a method which approximates the effective interest method.

The franchise fee represents the initial franchise fee paid by the Operator to InterContinental Hotels Group.  The initial franchise fee is amortized on a straight-line basis over the ten-year term of the franchise agreement.

Holiday Inn Manhattan 6th Avenue Chelsea

Notes to Combined Financial Statements

(Information relating to March 31, 2013 and 2012 and the three months then ended is unaudited)

Note 2.                             Summary of Significant Accounting Policies (Continued)

Income taxes:  The Operator, a limited liability company, has elected to be taxed as a C corporation under the provisions of the Internal Revenue Code.  Since the Operator has no temporary or permanent differences, no deferred income taxes are recognized for income and expense items that are reported for financial reporting purposes in different years than for income tax purposes.  The current income tax expense (benefit) for the Operator was $128,433 and $234,977 for the years ended December 31, 2012 and 2011, respectively, and ($11,462) and $6,424 for the three months ended March 31, 2013 and 2012, respectively.  Income taxes paid were $109,604 and $221,314 for the years ended December 31, 2012 and 2011, respectively, and $7,367 and $20,087 for the three months ended March 31, 2013 and 2012, respectively.

MMG Hotel and its wholly owned subsidiaries, the Owner and Mezz Borrower, have elected to be taxed as a partnership under the provisions of the Internal Revenue Code.  Under these provisions, MMG Hotel is not required to pay federal or state income taxes on its taxable income.  The members are liable for federal and state income taxes according to their respective ownership of the Owner’s taxable income.

MMG Hotel and the Operator are subject to federal and state examinations by taxing authorities for the tax years 2010 through 2012.

The Owner and Operator adopted the guidance in Accounting Standards Codification (“ASC”) 740, Income Taxes, relating to uncertain tax positions.  This guidance prescribes a two step process for the measurement of uncertain tax positions that have been taken or are expected to be taken on a tax return.  The first step is a determination of whether the tax position should be recognized in the combined financial statements.  The second step determines the measurement of the tax position.  ASC 740 also provides guidance on de-recognition of such tax positions, classification, potential interest and penalties, and disclosure.  Management has determined no liability for uncertain tax positions within the scope of ASC 740 have been identified at December 31, 2012 and 2011 and for the three months ended March 31, 2013 and 2012.

Presentation of sales tax:  The Company collects sales tax from all nonexempt customers and remits the entire amount to the State of New York upon collection from the customer.  The Company’s accounting policy is to exclude the tax collected and remitted to the state from revenue and expense.

Advertising expense:  The Hotel expenses all advertising costs, including production cost of print, radio, television and other advertisements as incurred.  The franchise agreement provides for monthly marketing assessments and a majority of advertising costs are incurred by the franchisor.  The Hotel incurred advertising costs of $453,581 and $430,300 for the years ended December 31, 2012 and 2011, respectively, and $72,293 and $73,128 for the three months ended March 31, 2013 and 2012, respectively.

Holiday Inn Manhattan 6th Avenue Chelsea

Notes to Combined Financial Statements

(Information relating to March 31, 2013 and 2012 and the three months then ended is unaudited)

Note 3.                             Restricted Cash

The Company maintains reserves for property taxes and capital improvements as required by the loan agreements.  Restricted cash consists of the following amounts at:

	March 31,	March 31,	December 31,	December 31,
	2013	2012	2012	2011
	(Unaudited)	(Unaudited)

Property taxes	$452,295	$370,064	$82,232	$179,007
Capital improvements reserve	414,856	248,322	331,170	1,402,810

	$867,151	$618,386	$413,402	$1,581,817

Note 4.                             Property and Equipment

The following is a summary of property and equipment:

	March 31,	March 31,	December 31,	December 31,
	2013	2012	2012	2011
	(Unaudited)	(Unaudited)

Building and building improvements	$44,750,450	$44,628,171	$44,750,450	$44,601,109
Land and land improvements	20,676,412	20,676,412	20,676,412	20,676,412
Furniture and fixtures	4,255,297	4,125,620	4,255,297	4,058,249
Computer equipment	8,844	5,900	8,844	5,900
	69,691,003	69,436,103	69,691,003	69,341,670
Accumulated depreciation	7,595,717	5,971,814	7,188,155	5,569,866
	62,095,286	63,464,289	62,502,848	63,771,804
Construction in progress	17,076	41,154	3,000	-
	$62,112,362	$63,505,443	$62,505,848	$63,771,804

Depreciation expense charged to operations was $1,618,291 and $1,602,184 for the years ended December 31, 2012 and 2011, respectively, $407,562 and $401,948 for the three months ended March 31, 2013 and 2012, respectively.

Holiday Inn Manhattan 6th Avenue Chelsea

Notes to Combined Financial Statements

(Information relating to March 31, 2013 and 2012 and the three months then ended is unaudited)

Note 5.                             Deferred Costs

Deferred costs consists of the following:

	March 31,	March 31,	December 31,	December 31,
	2013	2012	2012	2011
	(Unaudited)	(Unaudited)

Finance costs	$2,124,059	$2,124,059	$2,124,059	$1,250,591
Accumulated amortization	(1,239,035)	(177,006)	(973,527)	(875,413)
	885,024	1,947,053	1,150,532	375,178

Franchise fees	5,000	5,000	5,000	5,000
Accumulated amortization	(1,583)	(1,250)	(1,500)	(1,167)
	3,417	3,750	3,500	3,833

	$888,441	$1,950,803	$1,154,032	$379,011

Amortization of loan costs has been classified as interest expense on the combined statement of operations.  For the year ended December 31, 2012 and for the three months ended March 31, 2012, an amount equal to $375,178 related to financing costs that were written off in February 2012 when the debt was refinanced is included in interest expense in the statement of operations.

Note 6.                             Notes Payable and Mezzanine Note Payable

On June 30, 2008, in conjunction with the acquisition of the Hotel, the Company obtained a note payable with a maximum principal amount of $48,000,000.  The loan was secured by the Hotel’s property and equipment as well as an assignment of rights to all other assets and income of the Hotel.  The loan bore interest at 6.30 percent and was payable in monthly installments of interest only of $252,000 for the first year, and monthly installments of principal and interest of $297,107 until the maturity date of July 1, 2013.

On February 15, 2012, the Company refinanced its existing loan with a new first mortgage in the original principal amount of $55,000,000. The note was payable in 24 monthly installments of interest only, at the 30 day LIBOR rate plus a spread rate of 4.0 percent (4.50 percent at December 31, 2012). The note was to mature in March 2014, but was paid in full in connection with the sale of the Hotel (Note 11). The note was secured by all of the Hotel’s property and equipment.

In conjunction with the first mortgage loan, the Company obtained a mezzanine note payable in the original principal amount of $15,000,000.  The note was subordinated to the Company’s first mortgage loan, and was payable in 24 monthly installments of interest only, at the 30 day LIBOR rate plus a spread rate of 11.0 percent (11.50 percent at December 31, 2012). The note was set to mature in March 2014, but was paid in full in connection with the sale of the Hotel (Note 11). The note was secured by a pledge agreement and by all of the Hotel’s property and equipment.

In accordance with the loan agreements, the Company entered into two Interest Rate Cap Agreements under the note payable and mezzanine note payable in order to cap the underlying LIBOR Rate of the loans at 3 percent. The notional amount of the interest rate cap agreements are $55,000,000 and $15,000,000 and the Company paid $26,000 and $7,300 for the interest rate caps, respectively.  The interest rate caps were scheduled to terminate in March 2014.

Holiday Inn Manhattan 6th Avenue Chelsea

Notes to Combined Financial Statements

(Information relating to March 31, 2013 and 2012 and the three months then ended is unaudited)

Note 7.                             Related Party Transactions

The Operator has a management agreement with MHG-26, LLC, a company related through common ownership, to operate and manage the Hotel.  The term of the agreement was 3 years, beginning in June 2008, and was subsequently renewed in 2011 for 2 years.  The Operator pays 3 percent of monthly revenues to MHG-26, LLC for services provided.  The Company incurred management fees of $523,984 and $503,895 for the years ended December 31, 2012 and 2011, respectively, and $85,910 and $82,266 for the three months ended March 31, 2013 and 2012, respectively.

The Company owes $77,745 and $63,915 to related parties at December 31, 2012 and 2011, respectively, and $41,061 and $42,573 at March 31, 2013 and 2012, respectively.  The amounts owed originated from normal operations of the Company.

The Company is owed $38,077 from related parties at March 31, 2013.  No amounts were owed to the Company from related parties at December 31, 2012 and 2011 and at March 31, 2012.

Note 8.                             Restaurant Lease

The Company leases space in the Hotel to an unrelated party under an operating lease that expires on October 31, 2016.  Rental income, included in Other revenue, totaled $99,996 and $99,958, respectively, for the years ended December 31, 2012 and 2011, and $25,000 for each of the three months ended March 31, 2013 and 2012.

Note 9.                             Commitment

The Operator has a franchise agreement (“Agreement”) with InterContinental Hotels Group for a ten-year period beginning June 2008.  In accordance with the terms of the agreement, the Operator is required to pay monthly franchise royalty fees and service contributions of 5.0 percent and 2.5 percent, respectively, of gross room revenue.  Per the Agreement, gross room revenue is defined as revenues derived from the rental of guest rooms of the hotel.  No minimum payments are due during the term of the agreement.

For the period from December 15, 2011 to December 15, 2012, the Operator was provided a 2.0 percent credit to its monthly franchise royalty fees from InterContinental Hotels Group.  Such amount totaled $237,305 and is included in accounts receivable as of December 31, 2012.

Note 10.                      Litigation

The Company may be involved from time to time in litigation arising in the ordinary course of business.  In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s financial position, results of operations, or liquidity.

Note 11.                      Subsequent Event

The Company has evaluated subsequent events for potential recognition and/or disclosures in the combined financial statements through April 24, 2014 the date the combined financial statements were available to be issued. No adjustments to the amounts reported were considered necessary.

On April 16, 2013, the Company entered into an agreement to sell the Hotel to an unaffiliated third party for a contractual price of $113,000,000.  The sale of the Hotel was completed on June 6, 2013.  The acquirer did not assume any amounts due under the notes payable or mezzanine notes payable.